Silver Standard Resources Inc.
Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(unaudited)

Silver Standard Resources Inc.
Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2014

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Financial Position
(expressed in thousands of United States dollars)

	Note	March 31	December 31
		2014	2013
		$	$
Current assets
Cash and cash equivalents		396,413	415,657
Trade and other receivables	3	56,305	69,247
Marketable securities	6	148,864	129,267
Other current assets	4	11,708	10,000
Inventory	5	53,444	50,892
Assets held for sale	6	3,881	13,140
		670,615	688,203
Non-current assets
Property, plant and equipment		406,636	400,409
Deferred income tax assets		13,964	12,041
Value added tax receivable	7	50,705	62,423
Other non-current assets	4	28,848	28,165
Total assets		1,170,768	1,191,241

Current liabilities
Trade and other payables	8	83,636	104,124

Non-current liabilities
Deferred income tax liabilities		26,091	24,736
Close down and restoration provision		33,722	32,973
Convertible notes	9	189,580	187,130
Total liabilities		333,029	348,963

Shareholders' equity
Share capital		707,034	707,034
Other reserves		(17,309)	(29,628)
Equity component of convertible notes	9	68,347	68,347
Retained earnings		79,667	96,525
Total shareholders' equity attributable to our shareholders		837,739	842,278
Total liabilities and equity		1,170,768	1,191,241

Events after the reporting date (note 16)
The accompanying notes are an integral part of the consolidated financial statements
Approved by the Board of Directors and authorized for issue on May 8, 2014

“Richard D. Paterson”	“John Smith”
Richard D. Paterson, Director	John Smith, Director

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Loss
(expressed in thousands of United States dollars, except per share amounts)

	Note	Three months ended March 31
		2014	2013
		$	$

Revenue		33,736	49,062
Cost of sales	11	(27,812)	(34,624)
Income from mine operations		5,924	14,438

General and administrative expenses		(6,914)	(4,864)
Exploration, evaluation and reclamation expenses		(714)	(580)
Business acquisition costs		(1,972)	—
Operating (loss) income		(3,676)	8,994

Gain on sale of mineral property	6	9,240	—
Interest earned and other finance income		1,565	905
Interest expense and other finance costs		(5,154)	(7,555)
Unrealized gain on derivatives		1,708	—
Other (expense)	12	(2,754)	(809)
Foreign exchange (loss)		(16,782)	(5,983)
(Loss) before tax		(15,853)	(4,448)

Income tax (expense)		(1,005)	(111)

Net (loss) and net (loss) attributable to shareholders		(16,858)	(4,559)

Weighted average shares outstanding (thousands)
Basic		80,754	80,752
Diluted		80,754	80,752

(Loss) per share
Basic		$(0.21)	$(0.06)
Diluted		$(0.21)	$(0.06)
The accompanying notes are an integral part of the consolidated financial statements

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Comprehensive Loss
(expressed in thousands of United States dollars)

	Three months ended March 31
	2014	2013
	$	$

Net (loss) for the period attributable to shareholders	(16,858)	(4,559)
Other comprehensive (loss) income
Items that may be reclassified to net income or loss:
Unrealized gain (loss) on marketable securities, net of tax	11,965	(3,948)
Share of other comprehensive (loss) of associate	—	(2,323)
Cumulative translation adjustment	2	(7)
Other comprehensive income (loss)	11,967	(6,278)
Total comprehensive (loss) attributable to shareholders	(4,891)	(10,837)
Total comprehensive (loss)	(4,891)	(10,837)
The accompanying notes are an integral part of the consolidated financial statements

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(expressed in thousands of United States dollars)

	Note	Common Shares		Other	Equity component	Retained	Total
		Shares	Amount	reserves	of convertible notes	earnings	equity
		000's	$	$	$	$	$
Balance, January 1, 2013		80,748	706,901	24,016	—	321,522	1,052,439
Exercise of stock options	10	7	133	(56)	—	—	77
Equity-settled share-based compensation	10	—	—	(346)	—	—	(346)
Equity component of convertible debt	9	—	—	—	68,347	—	68,347
Total comprehensive (loss) for the period		—	—	(6,278)	—	(4,559)	(10,837)
Balance, March 31, 2013		80,755	707,034	17,336	68,347	316,963	1,109,680

Balance January 1, 2014		80,755	707,034	(29,628)	68,347	96,525	842,278
Equity-settled share-based compensation	10	—	—	352	—	—	352
Total comprehensive income (loss) for the period		—	—	11,967	—	(16,858)	(4,891)
Balance, March 31, 2014		80,755	707,034	(17,309)	68,347	79,667	837,739
The accompanying notes are an integral part of the consolidated financial statements

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Cash Flows
(expressed in thousands of United States dollars)

	Note	Three months ended March 31
		2014	2013
		$	$
Cash flows from operating activities
Net (loss) for the period		(16,858)	(4,559)
Adjustments for:
Depreciation, depletion and amortization		5,166	9,117
Share-based payments		449	(395)
Net finance expense		3,589	6,650
(Gain) on sale of mineral property		(9,240)	—
(Gain) on derivative instrument		(1,708)	—
Net (gains) on investment in associate		—	(934)
Other loss		2,677	1,832
Income tax expense		1,005	111
Non-cash foreign exchange loss		12,906	5,271
Net changes in non-cash working capital items	15	8,469	(1,766)
Cash generated in operating activities before interest and income taxes paid		6,455	15,327
Interest paid		(3,809)	(3,105)
Income taxes paid		(1,475)	(3,275)
Cash generated in operating activities		1,171	8,947
Cash flows from investing activities
Purchase of property, plant and equipment		(1,952)	(7,728)
Mineral property expenditures		(3,485)	(6,994)
Value added tax payments		(3,108)	(5,575)
Value added tax receipts		3,003	—
Proceeds from sale of mineral property	6	7,500	—
Production stripping capitalized costs		(4,228)	(10,325)
Taxes paid on sale of mineral properties		(15,853)	—
Interest received		1,565	905
Cash (used) by investing activities		(16,558)	(29,717)
Cash flows from financing activities
Net proceeds from issuance of convertible notes		—	256,083
Repayment of convertible notes		—	(138,000)
Proceeds from exercise of stock options		—	77
Cash generated by financing activities		—	118,160
Effect of foreign exchange rate changes on cash and cash equivalents		(3,857)	(2,491)
(Decrease) increase in cash and cash equivalents		(19,244)	94,899
Cash and cash equivalents, beginning of period		415,657	366,947
Cash and cash equivalents, end of period		396,413	461,846

Supplemental cash flow information (note 15)
The accompanying notes are an integral part of the consolidated financial statements

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

Silver Standard Resources Inc. ("we", "us" or "our") is a company incorporated under the laws of the Province of British Columbia, Canada and our shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ Global Markets in the United States. Together with our subsidiaries, we (the “Group”) are principally engaged in the acquisition, exploration, development and operation of precious metal resource properties located in the Americas. Silver Standard Resources Inc. is the ultimate parent of the Group.

Our address is Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, V7X 1G4.

Our strategic focus is to optimize the production of silver from our Pirquitas Mine in Argentina and to advance other principal development projects including Pitarrilla in Mexico and San Luis in Peru. In addition to our principal projects, we hold a geologically-diverse portfolio of other predominantly silver projects in various stages of exploration or technical evaluation.

On April 4, 2014, we completed the purchase of the Marigold Mine in Nevada, USA (note 16). Following the completion of this acquisition, our strategic focus also includes the integration and optimization of gold production from this mine.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out below.

a)	Basis of preparation
These condensed consolidated interim financial statements should be read in conjunction with our audited consolidated annual financial statements for the year ended December 31, 2013.
These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). The comparative information has also been prepared on this basis, with the exception of certain items, details of which are given below, for which comparative information has been restated.
The policies applied in these condensed consolidated interim financial statements are based on International Financial Reporting Standards ("IFRS") interpretations and were approved as of May 8, 2014, the date the Board of Directors approved the statements.
b)Pronouncements affecting our financial statements presentation or disclosure
The following new and amended IFRS pronouncement were adopted during the three months ended March 31, 2014:

Levies imposed by governments
IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments, was effective for annual periods beginning on January 1, 2014. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. This did not have any significant impact on our current accounting for levies imposed by governments.
Impairment of assets
IAS 36, Impairment of assets, was amended to clarify disclosure requirements when recoverable amount is determined based on fair value less costs of disposal. The amendment was effective for annual periods beginning on January 1, 2014 and does not have a material impact on our consolidated financial statements.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Significant accounting judgments and estimates
The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the condensed consolidated interim financial statements and related notes. There have been no significant changes to our significant accounting judgments and estimates from those disclosed in note 2 of the audited consolidated annual financial statements for the year ended December 31, 2013.

During the three months ended March 31, 2014, we completed the sale of our 100% interest in the Challacollo project (note 6) of which a portion of sale consideration is deferred. The deferred consideration is dependent on various uncertain events and assumptions, including estimation of the year in which commercial production may be reached, the share price of Mandalay Resources Corporation ("Mandalay") for the deferred shares, and the price of silver for the deferred silver bullion. The fair value of the deferred consideration is determined by considering various scenarios of discounting the expected cash flows using a risk-adjusted discount rate and applying probability aspects to the cash flows.

3.	TRADE AND OTHER RECEIVABLES

	March 31, 2014	December 31, 2013
	$	$
Trade receivables	30,584	43,516
Tax receivables	13,704	13,969
Value added tax receivables	6,282	5,915
Prepayments and deposits	5,183	4,853
Other receivables	552	994
	56,305	69,247

We expect full recovery of the trade receivables amounts outstanding and, therefore, no allowance has been recorded against these receivables. No trade receivables are past due and all are expected to be settled within twelve months.

4.	OTHER ASSETS

	March 31, 2014		December 31, 2013
	Current	Non-current	Current	Non-current
	$	$	$	$
Financial assets:
Restricted cash (1)	—	1,983	—	1,983
Derivative asset (note 14)	1,708	—	—	—
Deferred consideration	10,000	20,201	10,000	17,864
	11,708	22,184	10,000	19,847
Other assets:
Non-current inventory (note 5)	—	6,664	—	8,318
	11,708	28,848	10,000	28,165

(1)	We have cash and security deposits in relation to our close down and restoration provisions.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5.	INVENTORY

	March 31, 2014	December 31, 2013
	$	$
Current:
Finished goods	20,597	16,181
Stockpiled ore	18,108	18,918
Materials and supplies	14,739	15,793
	53,444	50,892
Non-current:
Non-current inventory (1)	6,664	8,318
	60,108	59,210

(1)
We hold low grade stockpiled ore that is expected to be processed at the end of the life of the mine and also supplies expected to be used after one year, both of which are classified as non-current inventory. As of March 31, 2014, non-current inventory consisted of stockpiled ore of $4,716,000 (December 31, 2013 - $4,253,000) and materials and supplies of $1,947,000 (December 31, 2013 - $4,065,000).

The cost of inventory held at net realizable value at March 31, 2014 was $Nil (December 31, 2013 - $3,656,000).

6.	SALE OF MINERAL PROPERTY

On February 6, 2014, we completed the sale of our 100% interest in the Challacollo project located in Chile to Mandalay. Under the terms of the agreement the total aggregate consideration was comprised of $7,500,000 in cash, 12,000,000 common shares of Mandalay with the fair value of $9,188,000, deferred consideration of 5,000,000 common of shares of Mandalay issued at the end of the first quarter in which commercial production has commenced, and cash equivalent of 240,000 ounces of silver paid in eight quarterly installments (based on the average quarterly silver price) beginning the quarter immediately following the quarter in which commercial production has commenced. In addition, we received a 2% net smelter return royalty on silver sales in excess of 36 million ounces, up to a maximum of $5,000,000 from the project. The fair value of consideration received was $18,644,000 and we recorded a gain on the sale of this mineral property of $9,240,000 before tax expense of $1,773,000.

7.	VALUE ADDED TAX RECEIVABLE

	March 31, 2014	December 31, 2013
	$	$
Current	6,282	5,915
Non-current	50,705	62,423
	56,987	68,338

VAT paid in Argentina in relation to the Pirquitas Mine became recoverable under Argentine law once the mine reached the production stage and we apply to the Argentine government to recover the applicable VAT on an ongoing basis. There have been significant delays in obtaining final approvals and, therefore, the collection of VAT and the classification reflects best estimates of timing of recoveries. Despite the procedural delays, we believe that the remaining balance is fully recoverable and have not provided an allowance.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8.	TRADE AND OTHER PAYABLES

Trade payables and accrued liabilities are comprised of the following items:

	March 31, 2014	December 31, 2013
	$	$
Trade payables	10,002	11,014
Accrued liabilities	66,887	63,373
Value added tax payable	—	6,467
Income taxes payable	1,528	15,885
Current portion of close down and restoration provision	3,993	4,228
Accrued interest on convertible notes (note 9)	1,226	3,157
	83,636	104,124

As at March 31, 2014, accrued liabilities includes export duties on silver concentrate of $50,249,000 (December 31, 2013 - $48,169,000)(note 11).

9.	CONVERTIBLE NOTES

On January 16, 2013, we sold $265,000,000 in senior convertible unsecured notes (the "Notes") for net proceeds of $256,083,000 after payment of commissions and expenses related to the offering. The Notes mature on February 1, 2033 and bear an interest rate of 2.875% per annum, payable semi-annually in arrears on February 1 and August 1 of each year. The Notes are convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur to us, holders of the Notes may be entitled to an increased conversion rate. The Notes are convertible into our common shares at an initial conversion rate of 50 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $20.00 per common share.

We may not redeem the Notes before February 1, 2018, except in the event of certain changes in Canadian tax law. At any time on or after February 1, 2018, but before February 1, 2020, we may redeem all or part of the Notes for cash, but only if the last reported sale price of our common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. On or after February 1, 2020, we may redeem the Notes in full or in part, for cash.

Holders of the Notes have the right to require us to repurchase all or part of their Notes on February 1 of each of 2020, 2023 and 2028, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the principal amount of the Notes being converted, plus accrued and unpaid interest to the repurchase date.

At initial recognition, the net proceeds of the Notes were bifurcated into its debt and equity components. The fair value of the debt portion of $178,358,000 was estimated using a discounted cash flow model method based on an expected life of seven years and a discount rate of 8.5%. The residual of $77,723,000 ($68,347,000 net of deferred tax) was allocated to equity. The Notes had a fair value of $234,851,000 as at March 31, 2014.

The debt portion has been designated as an 'other financial liability' and is recorded at amortized cost, net of transaction costs, and is accreted over the expected life using the effective interest method.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	CONVERTIBLE NOTES (Cont'd)

The movement in the debt portion of the Notes during the three months ended March 31, 2014 and the year ended December 31, 2013 comprised of the following:

	March 31, 2014	December 31, 2013
	$	$
Balance, beginning of period	190,287	—
Debt portion of net proceeds	—	178,358
Accretion of discount	2,450	8,772
Interest accrued	1,878	7,262
Interest paid	(3,809)	(4,105)
Balance, end of period	190,806	190,287
Accrued interest	(1,226)	(3,157)
Non-current portion of 2013 Notes outstanding	189,580	187,130

10.	SHARE CAPITAL AND SHARE-BASED PAYMENTS
(a)Stock options
The changes in stock options issued during the three months ended March 31, 2014 and the year ended December 31, 2013 are as follows:

	March 31, 2014		December 31, 2013
	Number of stock options	Weighted average exercise price (C$/option)	Number of stock options	Weighted average exercise price (C$/option)

Outstanding, beginning of period	1,754,944	16.05	2,023,563	20.49
Granted	602,700	7.37	680,150	11.87
Exercised	—	—	(6,667)	(11.50)
Expired	—	—	(225,498)	(30.32)
Forfeited	(200,686)	(19.17)	(716,604)	(20.17)
Outstanding, end of period	2,156,958	13.34	1,754,944	16.05

For options granted during the three months ended March 31, 2014, the option valuations were based on an average expected option life of 4.2 years, a risk free interest rate of 1.6%, a dividend yield of nil, and volatility of 51.1%.
During the three months ended March 31, 2014, we granted 602,700 options to officers, employees, directors and other eligible persons at an exercise price of C$7.37, with an average fair value of $3.10 per option.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)
(b)Deferred Share Units (“DSUs”)
During the three months ended March 31, 2014 and the year ended December 31, 2013, the following DSUs were outstanding to non-executive directors:

	March 31, 2014	December 31, 2013
	Number of DSUs	Number of DSUs
Outstanding, beginning of period	251,019	150,117
Granted	31,469	100,902
Outstanding, end of period	282,488	251,019
The DSUs granted in the three months ended March 31, 2014 had a fair value of C$7.15 per unit. The DSUs are cash-settled instruments and, therefore, the fair value of the outstanding DSUs at the end of each reporting period is recognized as an accrued liability with the associated compensation cost recorded in general and administrative expenses. As at March 31, 2014, the weighted average fair value was C$10.97 per unit.
(c)Restricted Share Units (“RSUs”)
During the three months ended March 31, 2014 and the year ended December 31, 2013, the following RSUs were outstanding to employees:

	March 31, 2014	December 31, 2013
	Number of RSUs	Number of RSUs
Outstanding, beginning of period	129,498	141,810
Granted	—	118,300
Settled	(41,322)	(53,286)
Forfeited	(5,668)	(77,326)
Outstanding, end of period	82,508	129,498

RSUs settled in the three months ended March 31, 2014 were settled at a fair value of C$11.78 per unit. As at March 31, 2014, the weighted average fair value was C$10.97 per unit.
(d)Performance Share Units (“PSUs”)
During the three months ended March 31, 2014 and the year ended December 31, 2013, the following PSUs were outstanding to senior executives:

	March 31, 2014	December 31, 2013
	Number of PSUs	Number of PSUs
Outstanding, beginning of period	177,729	201,220
Granted	253,600	137,500
Settled	—	(46,700)
Forfeited	(18,227)	(114,291)
Outstanding, end of period	413,102	177,729
The PSUs granted in the three months ended March 31, 2014 had a weighted average fair value of C$7.37 per unit. As at March 31, 2014, the weighted average fair value was C$11.75 per unit.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)
(e)Share-based compensation
Total share-based compensation, including all equity and cash-settled arrangements, for the three months ended March 31, 2014 and 2013 has been recognized in the condensed consolidated interim financial statements as follows:

	Three months ended March 31
	2014	2013
	$	$
Equity-settled
General and administrative expense (recovery)	449	(395)
Property, plant and equipment	(97)	49
Cash-settled
General and administrative expense (recovery)	2,037	(1,271)
Property, plant and equipment	235	181
Total	2,624	(1,436)

11.	COST OF SALES

	Three months ended March 31
	2014	2013
	$	$
Cost of inventory	19,905	21,738
Depletion, depreciation and amortization	5,080	9,062
Export duties (1)	2,827	3,824
	27,812	34,624

(1)
We entered into a fiscal stability agreement (the “Fiscal Agreement”) with the Federal Government of Argentina in 1998 for production from the Pirquitas Mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002. The Federal Government asserts that the Pirquitas Mine is subject to this export duty despite contrary rights detailed under the Fiscal Agreement. We have challenged the legality of the export duty applied to silver concentrates and the matter is currently under review by the Federal Court (Jujuy) in Argentina. The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010 that prohibited the Federal Government from withholding the 10% export duty on silver concentrates (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. The Injunction was appealed by the Federal Government but upheld by each of the Federal Court of Appeal (Salta) on December 5, 2012 and the Federal Supreme Court of Argentina on September 17, 2013. The Federal Government also appealed the refund we claimed for the export duties paid before the Injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, such appeal was dismissed by the Federal Court of Appeal (Salta).

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11.	COST OF SALES (Cont'd)

As of March 31, 2014, the Pirquitas Mine has paid $6,646,000 in export duties, against which it has filed for recovery. In accordance with the Injunction, we have not been paying export duties on silver concentrates but continue to accrue duties in full until the outcome of our challenge of the legality of the application of the export duty is known with certainty. However, the Federal Government has enacted legislation limiting the term of effectiveness of injunctions ordered against it, and we are assessing the potential impact of such legislation on the Injunction, including as it relates to the payment of any accrued export duties. As at March 31, 2014, we have accrued a liability totaling $50,249,000 (December 31, 2013 - $48,169,000), with a corresponding increase in cost of sales in the relevant period. If this export duty is successfully overturned, the benefit will be recognized in the consolidated statement of (loss) income for the full amount of paid and unpaid duty in the period that recovery becomes virtually certain.

12.	OTHER (EXPENSES) INCOME

	Three months ended March 31
	2014	2013
	$	$
Unrealized (loss) on marketable securities (1)	(2,310)	(1,832)
Write-down of mineral properties	(367)	—
Gain on dilution of associate	—	1,857
Share of net (loss) of associate	—	(923)
Other expense	(77)	89
	(2,754)	(809)

(1)
During the three months ended March 31, 2014, we recorded unrealized losses on previously impaired marketable securities and marketable securities classified as held-for-trading of $2,310,000 (three months ended March 31, 2013 - $1,832,000).

13.	OPERATING SEGMENTS

We are a resource company focused on the acquisition, exploration, development and operation of precious metal projects in the Americas.

An operating segment is defined as a component:

▪	that engages in business activities from which it may earn revenues and incur expenses;

▪	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

▪	for which discrete financial information is available.

We have identified operating segments based on the information used by our President and Chief Executive Officer (who is considered to be the chief operating decision maker) to manage the business. We primarily manage our business by looking at individual resource projects and typically segregate these projects between production, development and exploration.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13.	OPERATING SEGMENTS (Cont'd)

For reporting purposes, exploration and development projects have been aggregated into a single reportable segment ‘exploration and development properties’ where they all have similar characteristics and do not exceed the quantitative thresholds for individual disclosure. The Pitarrilla Project which, as of March 31, 2014, exceeds 10% of our total assets and has therefore been disclosed separately as a component.

The only production property, the Pirquitas Mine, is considered a single operating segment which derives its revenues from the sale of silver and zinc concentrates. The corporate division earns income that is considered incidental to our activities and therefore does not meet the definition of an operating segment. Consequently, the following reporting segments have been identified:

▪	Pirquitas Mine;

▪	Pitarrilla Project; and

▪	Other exploration and development properties.
The following is a summary of the reported amounts of income or loss, and the carrying amounts of assets and liabilities by operating segment:

Three months ended March 31, 2014	Pirquitas mine	Pitarrilla Project	Exploration and development properties	Other reconciling items (i)	Total
	$	$	$	$	$
Revenue	33,736	—	—	—	33,736
Cost of inventory and export duties	(22,732)	—	—	—	(22,732)
Depletion, depreciation and amortization	(5,080)	—	—	—	(5,080)
Cost of sales	(27,812)	—	—	—	(27,812)
Income from mine operations	5,924	—	—	—	5,924

Operating income (loss)	5,868	—	(415)	(9,129)	(3,676)
(Loss) before income tax	(9,937)	(269)	(553)	(5,094)	(15,853)

Interest income and other finance income	945	—	—	620	1,565
Interest expense and other finance costs	(770)	—	(38)	(4,346)	(5,154)
Income tax (expense) recovery	(75)	—	(38)	(892)	(1,005)

As at March 31, 2014
Total assets	320,717	127,606	132,345	590,100	1,170,768
Non-current assets	233,851	124,698	117,728	23,876	500,153
Total liabilities	(104,618)	(9,888)	(5,524)	(212,999)	(333,029)

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13.	OPERATING SEGMENTS (Cont'd)

Three months ended March 31, 2013	Pirquitas mine	Pitarrilla Project	Exploration and development properties	Other reconciling items (i, ii)	Total
	$	$	$	$	$
Revenue	49,062	—	—	—	49,062
Cost of inventory and export duties	(25,562)	—	—	—	(25,562)
Depletion, depreciation and amortization	(9,062)	—	—	—	(9,062)
Cost of sales	(34,624)	—	—	—	(34,624)

Income from mine operations	14,438	—	—	—	14,438

Operating income (loss)	14,204	—	(310)	(4,900)	8,994
Income (loss) before income tax	8,731	—	(435)	(12,744)	(4,448)

Interest income and other finance income	581	—	—	324	905
Interest expense and other finance costs	(903)	—	(24)	(6,628)	(7,555)
Income tax (expense) recovery	(4,612)	1,243	110	3,148	(111)

As at December 31, 2013
Total assets	383,978	127,828	184,937	494,498	1,191,241
Non-current assets	241,739	124,858	134,586	1,855	503,038
Total liabilities	(106,118)	(10,445)	(29,156)	(203,244)	(348,963)
(i) Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a group basis.
(ii) Includes our investment in Pretium until we discontinued equity accounting.

Segment revenue by product

	Three months ended March 31
	2014	2013
	%	%
Silver	80	97
Zinc	18	3
Other	2	—

Segment revenue by location and major customers
100% of revenues are attributable to the Pirquitas mine segment in Argentina. Our sales are made to external customers of various geographical areas. We had five customers who accounted for 23%, 22%, 18%, 16%, and 15% of total revenue during the three months ended March 31, 2014, and three customers who accounted for 35%, 26%, and 24% of total revenue during the three months ended March 31, 2013.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13.	OPERATING SEGMENTS (Cont'd)

Non-current assets by location

	March 31, 2014	December 31, 2013
	$	$
Argentina	245,305	259,450
Mexico	156,972	153,145
Peru	67,006	65,783
United States	27,288	21,007
Canada	3,035	3,195
Chile	547	458
Total	500,153	503,038

14.	FAIR VALUE MEASUREMENTS

Assets and liabilities that are held at fair value are categorized based on a valuation hierarchy which is determined by the valuation methodology utilized:

	Fair value at March 31, 2014				Fair value at December 31, 2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Recurring measurements
Trade and other receivables	—	30,584	—	30,584	—	43,516	—	43,516
Marketable securities	116,808	32,056	—	148,864	103,700	25,567	—	129,267
Derivative asset	—	1,708	—	1,708	—	—	—	—
Deferred consideration	—	—	1,954	1,954	—	—	—	—
Trade and other payables	—	4,518	—	4,518	—	2,805	—	2,805
	116,808	68,866	1,954	187,628	103,700	71,888	—	175,588

Non-recurring measurements
Inventory (note 5)	—	—	—	—	—	—	3,656	3,656
Assets held for sale	—	—	—	—	—	—	3,876	3,876
Property, plant and equipment	—	—	—	—	—	—	222,169	222,169
	—	—	—	—	—	—	229,701	229,701

Fair values disclosed
Convertible notes (note 9)	234,851	—	—	234,851	191,487	—	—	191,487
	234,851	—	—	234,851	191,487	—	—	191,487
Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities
Marketable securities, consisting of available-for-sale investments with no trading restrictions are valued using a market approach based upon unadjusted quoted prices in an active market obtained from securities exchanges. The fair value disclosed for our convertible notes is also included in Level 1, as the basis of valuation uses a quoted price in an active market.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	FAIR VALUE MEASUREMENTS (Cont'd)
Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
Marketable securities with certain trading restrictions and derivative instruments are included in Level 2, as are trade receivables from provisional invoices for concentrate sales, as the basis of valuation uses quoted commodity prices.
Our derivative asset is recognized on equity collars. The fair value of the hedge is calculated using a model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates.
Accrued liabilities relating to DSUs, RSUs, and PSUs are included in Level 2, as the basis of valuation uses quoted prices in active markets.
Level 3 – inputs for an asset or liability that are not based on observable market data (unobservable inputs)
The deferred consideration from the sale of the Challacollo project (note 6) is included in Level 3, as certain assumptions used in the calculation of the fair value are not based on observable market data as detailed in Note 2.
There were no transfers between Level 1 and Level 2 or transfers into and out of Level 3 during the three months ended March 31, 2014 or 2013.

15.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the three months ended March 31, 2014 and 2013 are as follows:

	Three months ended March 31
	2014	2013
	$	$
Trade and other receivables	12,935	5,960
Inventory	(2,266)	(2,517)
Trade and other payables	(2,200)	(5,209)
	8,469	(1,766)
During the three months ended March 31, 2014 and 2013 we conducted the following non-cash investing and financing transactions:

	Three months ended March 31
	2014	2013
	$	$
Shares received for sale of mineral property (note 6)	9,188	—
Deferred consideration received for sale of mineral property (note 6)	1,954	—
Transfer of share-based payment reserve upon exercise of stock options	—	(56)

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

16.	EVENTS AFTER THE REPORTING DATE

Acquisition of the Marigold Mine (“Marigold”)
On April 4, 2014, we closed the previously announced transaction whereby we acquired the Marigold mine in Nevada, USA from subsidiaries of Goldcorp Inc. and Barrick Gold Corporation for a purchase price of $275,000,000 subject to a net working capital adjustment. The purchase price was paid in cash from our existing cash on hand. The acquisition will be treated as a purchase of a business under IFRS 3, Business Combinations, however, the accounting for the transaction, including the allocation of the purchase price, is not yet complete. Acquisition costs associated with the transaction to acquire Marigold which were expensed as incurred during the three months ended March 31, 2014 were $1,972,000.

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